January 22, 2025

Alonso Sotomayor
Chief Financial Officer
Dynaresource, Inc.
The Urban Towers
W. Las Colinas Blvd.
Suite 1910 - North Tower
Irving, TX 75039

       Re: Dynaresource, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed April 16, 2024
           File No. 000-30371
Dear Alonso Sotomayor:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation